UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

Attached please find a press release on the changes of the organizational chart in the BBVA Group and its Management Committee.

Madrid, 21 March 2014

03.21.2014

Changes to BBVA’s Executive Committee

BBVA changes its organization to accelerate the Group’s digital transformation

•	Carlos Torres Vila will lead a new business area called Digital Banking, to be responsible for the Group’s digital transformation

•	Jaime Sáenz de Tejada takes over as head of Strategy & Finance

•	BBVA is also setting up a business area with global retail business lines & South America under Ignacio Deschamps

•	Cristina de Parias joins the Group’s Executive Committee as head of Spain & Portugal

BBVA is taking a significant step in its transformation process by creating the business area of Digital Banking, led by Carlos Torres Vila. The new division’s initial priorities are to accelerate the Group’s transformation and boost development of new digital businesses. Furthermore, BBVA has appointed Jaime Sáenz de Tejada as the head of Strategy & Finance. At the same time, the bank is creating a new division that includes South America and the global retail business lines, which will be led by Ignacio Deschamps. Cristina de Parias joins the Executive Committee as head of Spain & Portugal.

Francisco González, BBVA’s chairman, said, “The new structure will be an important factor in converting an efficient and profitable analogue bank into a digital knowledge-services business. After setting up the platforms, which are the foundations of our digital project, we can now accelerate the creation of new products and services for 21st century customers.”

The prime goal of the Digital Banking area will be to lead the digital transformation of all Group businesses in all regions. Therefore Digital Banking will be in charge of all commercial offerings, the multi-channel strategy, the distribution model and the design of commercial and operational processes. It will have the necessary local resources for this purpose.

Another priority of Digital Banking will be to develop new business lines. As a result, it will combine internal developments such as Wizzo (https://wizzo.es) with the bank’s startup investments involving BBVA Ventures (http://bbvaventures.com) and the acquisition of innovative companies such as Simple (https://www.simple.com), which was announced recently.

03.21.2014

To achieve its goals, Digital Banking will develop a culture that reflects active execution and the management of projects through small autonomous teams, incorporating internal and external talent.

With the creation of Digital Banking, the second phase of the Group’s transformation begins after completing the development of the new technological platforms.

Carlos Torres Vila joined the Group in 2008 as head of Strategy & Corporate Development. He was previously head of Strategy and CFO at Endesa. He graduated from the Massachusetts Institute of Technology with a BS in Electrical Engineering and a BS in Management Science in 1988 and obtained an MBA in 1990 at the Sloan School of Management. The new area Digital Banking will report to Ángel Cano, BBVA’s chief operating officer.

“Customers are changing the way they relate to their banks and BBVA is anticipating this change,” said Mr. Cano. “The new structure will allow us to respond better to today’s customers and to those of tomorrow.”

Jaime Sáenz de Tejada will take over the Strategy & Finance unit. Until now he was head of Spain & Portugal, and prior to that he was head of BBVA Banco Continental in Peru, and manager of Corporate and Investment Banking in the Americas, in addition to other appointments. In Strategy & Corporate Development he will assume the responsibilities previously handled by Carlos Torres Vila. In Finance he replaces Manuel González Cid who, after 12 years of an outstanding job as CFO amid a very complex regulatory and financial environment, will now join the chairman’s office as adviser for strategic affairs.

BBVA is also setting up a new division that includes South America and the global retail business lines, which will be led by Ignacio Deschamps. This area will be responsible for the South American franchises and for the global businesses of Insurance, Asset Management and Consumer Finance. It will also provide liaison and support for Garanti in Turkey and for the retail team in China. The division will be responsible for markets and businesses with strong growth potential and will be critical to the Group’s income generation. The new area will be named Global LOBs & South America. The Payment Systems business line will be part of Digital Banking. Ignacio Deschamps joined the Group in 1993 and was named member of the Executive Committee in 2006, when he was head of BBVA Bancomer.

Cristina de Parias joins the Group’s Executive Committee as head of the Spain & Portugal area. Prior to this appointment she was head of the Central Region in Spain. She joined BBVA in 1998 and has held positions in digital business development, payment systems, Uno-e and consumer finance, among others. Cristina de Parias holds a degree in law and earned an MBA from IESE.

03.21.2014

Contact details:

BBVA Corporate Communications

Tel. +34 91 374 40 10

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: http://press.bbva.com/

03.21.2014

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 21, 2014	By: /s/ María Ángeles Peláez Morón
	Name:	María Ángeles Peláez Morón
	Title:	Chief Accounting Officer